Exhibit (a)(22)

FOR IMMEDIATE RELEASE

Pilgrim’s Pride Commences Cash Tender Offer for Gold Kist’s 10 1/4% Senior Notes due 2014

Pittsburg, TX. September 29, 2006 — Pilgrim’s Pride Corporation (NYSE: PPC) today announced that it has commenced a cash tender offer to purchase all of Gold Kist Inc.’s (NASDAQ: GKIS) outstanding 10 1/4% Senior Notes due March 15, 2014, on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated September 29, 2006, and the related Consent and Letter of Transmittal. The tender offer is being conducted in connection with Pilgrim’s Pride’s equity tender offer to purchase all of the outstanding shares of Gold Kist common stock for $20 per share in cash.

In conjunction with the tender offer, Pilgrim’s Pride is also seeking consents to certain proposed amendments to certain provisions of the indenture that governs the Notes. The purpose of the proposed amendments is to eliminate substantially all restrictive covenants, eliminate or modify certain events of default, and eliminate or modify certain other provisions of the indenture.

The tender offer will cover all of the outstanding Notes and will be made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated September 29, 2006. Holders who desire to tender their Notes must consent to the proposed amendments, and holders may not deliver consents without tendering the related Notes. The tender offer is conditioned upon, among other things, (i) the receipt of consents from the holders of a majority in aggregate outstanding principal amount of the Notes, (ii) the execution by the trustee for the Notes, Gold Kist Inc. and its subsidiary guarantors of a supplemental indenture implementing the proposed amendments described in the offer to purchase, (iii) satisfaction of the conditions of the equity tender offer, and (iv) there not being any pending or threatened action, claim or proceeding that would reasonably be likely to prevent the transactions contemplated by the tender offer and consent solicitation or declare such transactions unlawful.

The consent period expires at 5:00 p.m., New York City time, on Friday, October 13, 2006 (the “Consent Date”) unless extended by Pilgrim’s Pride. The tender offer expires at midnight, New York City time, on Friday, October 27, 2006 (the “Expiration Date”), unless extended. Pilgrim’s Pride reserves the right to extend, amend or terminate the tender offer and consent solicitation at any time. Notes and related consents may be withdrawn up to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. Notes tendered and related consents delivered after 5:00 p.m., New York City time, on the Consent Date may not be withdrawn or revoked.

Holders who validly tender and do not withdraw Notes and deliver consents prior to 5:00 p.m., New York City time, on the Consent Date are eligible to receive the total consideration, which includes a consent payment of $30.00 per $1,000 principal amount of Notes. Holders who validly tender Notes after 5:00 p.m. on the Consent Date, but on or prior to the Expiration Date, will receive the tender consideration, which is the total consideration less the consent payment. In addition, holders who tender and do not withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest payment date up to, but not including, the date payment is made for the Notes.

The total consideration for the Notes tendered and accepted for purchase pursuant to the tender offer will be determined as specified in the offer to purchase, on the basis of a yield to the first redemption date for the Notes equal to the sum of (i) the yield (based on the bid side price) of the 2 5/8% U.S. Treasury Security due March 15, 2009, as calculated by Lehman Brothers Inc. in accordance with standard market practice on the price determination date, as described in the offer to purchase, plus (ii) a fixed spread of 50 basis points.

Lehman Brothers Inc. is acting as dealer manager for the tender offer and as solicitation agent for the consent solicitation. Questions about the tender offer or the consent solicitation may be directed to Lehman Brothers Inc. at 1-800-438-3242 (toll free) or 1-212-528-7581 (collect). Requests for copies of the related documents may be directed to Innisfree M&A Incorporated, which has been appointed as the information agent for the tender offer and consent solicitation, at 1-877-687-1874 (toll free), or in writing at 501 Madison Avenue, 20th Floor, New York, New York 10022.

This announcement is not an offer to purchase, or a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the offer to purchase.

Pilgrim’s Pride Corporation

Pilgrim’s Pride Corporation is the second-largest chicken producer in the United States and Mexico and the largest chicken producer in Puerto Rico. Pilgrim’s Pride employs approximately 40,000 people and has major operations in Texas, Alabama, Arkansas, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico, with other facilities in Arizona, Florida, Iowa, Mississippi and Utah.

Pilgrim’s Pride products are sold to foodservice, retail and frozen entree customers. The Company’s primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements:

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the expected benefits of the proposed transaction with Gold Kist, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate Gold Kist’s business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist notes will be made only pursuant to the Offer to Purchase and Consent Solicitation Statement. Gold Kist noteholders are advised to read the Offer to Purchase and Consent Solicitation Statement, the related Consent and Letter of Transmittal and any other documents relating to the tender offer and consent solicitation in their entirety when they are distributed because they will contain important information. Gold Kist noteholders may obtain copies of these documents for free (when they become available) by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 1-877-687-1874 (toll free from the U.S. and Canada).

Contacts:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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